Exhibit 99.1

Prior to Phase II Liver Cancer Data Release Can-Fite Brings on Board an Oncologist Expert

-	Dr. Josep Llovet is a Key Opinion Leader in the field of liver diseases

-	Data from Phase II study in advanced liver cancer are expected during Q1 2019

PETACH TIKVA, Israel, November 20, 2018 -- Can-Fite BioPharma Ltd. (NYSE MKT: CANF) (TASE:CFBI), a biotechnology company with a pipeline of proprietary small molecule drugs that address cancer, liver and inflammatory diseases, announced that Professor Josep Llovet, an experienced leader with deep background in liver cancer research and development, has been commissioned by the Company to assist in the analysis of the Phase II data that is anticipated during the first quarter of 2019.

Professor Llovet is Founder and Director of the Liver Cancer Program and Full Professor of Medicine at the Mount Sinai School of Medicine, New York University (USA), and Professor of Research-ICREA in the BCLC Group, Liver Unit, IDIBAPS-Hospital Clínic, University of Barcelona. Professor Llovet has been President, Secretary and Founder of the International Liver Cancer Association (ILCA) and Chairman of the European Clinical Practice Guidelines of management of liver cancer (EASL-EORTC). A renowned key opinion leader, Dr. Llovet has published more than 240 articles in peer-reviewed journals, more than 50 chapters of books, and has delivered more than 500 lectures. He has devoted the past 20 years of his career studying the pathogenesis and treatment of liver cancer.

“We are proud and honored to have the expertise of Prof. Llovet, who is one of the most distinguished Key Opinion Leaders in the field of liver diseases, on our team. We look forward to the insights he will contribute in the analysis of data of our Phase II advanced liver cancer study when the results are unblinded sometime during the first quarter of 2019. We believe his depth of experience both as researcher and as medical practitioner in treatment of liver cancer will be beneficial to Can-Fite. His insight and commitment to this field will be quite helpful as we create a new approach for liver cancer therapy,” stated Can-Fite CEO Dr. Pnina Fishman.

Due to patient survival, top line efficacy results are expected during the first quarter of 2019 for Can-Fite’s Phase II clinical trial of drug candidate Namodenoson (CF102) for the treatment of advanced hepatocellular carcinoma (HCC) in patients with a Child Pugh B score whose disease has progressed on sorafenib therapy. Enrollment of 78 patients was completed in August 2017 and the trial continues treating subjects in a blinded fashion (either Namodenoson 25 mg BID or matching placebo). Namodenoson has received Fast Track Status in the U.S. and Orphan Drug Designation in Europe and the U.S.

About Namodenoson

Namodenoson is a small orally bioavailable drug that binds with high affinity and selectivity to the A3 adenosine receptor (A3AR). Namodenoson is being evaluated in Phase II trials for two indications, as a second line treatment for hepatocellular carcinoma, and as a treatment for non-alcoholic fatty liver disease (NAFLD) and non-alcoholic steatohepatitis (NASH). A3AR is highly expressed in diseased cells whereas low expression is found in normal cells. This differential effect accounts for the excellent safety profile of the drug.

About Can-Fite BioPharma Ltd.

Can-Fite BioPharma Ltd. (NYSE American: CANF) (TASE: CFBI) is an advanced clinical stage drug development Company with a platform technology that is designed to address multi-billion dollar markets in the treatment of cancer, inflammatory disease and sexual dysfunction. The Company's lead drug candidate, Piclidenoson, is currently in Phase III trials for rheumatoid arthritis and psoriasis. Can-Fite's liver cancer drug, Namodenoson, is in Phase II trials for hepatocellular carcinoma (HCC), the most common form of liver cancer, and for the treatment of non-alcoholic steatohepatitis (NASH). Namodenoson has been granted Orphan Drug Designation in the U.S. and Europe and Fast Track Designation as a second line treatment for HCC by the U.S. Food and Drug Administration. Namodenoson has also shown proof of concept to potentially treat other cancers including colon, prostate, and melanoma. CF602, the Company's third drug candidate, has shown efficacy in the treatment of erectile dysfunction in preclinical studies and the Company is investigating additional compounds, targeting A3AR, for the treatment of sexual dysfunction. These drugs have an excellent safety profile with experience in over 1,000 patients in clinical studies to date. For more information please visit: www.can-fite.com.

Forward-Looking Statements

This press release may contain forward-looking statements, about Can-Fite’s expectations, beliefs or intentions regarding, among other things, market risks and uncertainties, its product development efforts, business, financial condition, results of operations, strategies or prospects. In addition, from time to time, Can-Fite or its representatives have made or may make forward-looking statements, orally or in writing. Forward-looking statements can be identified by the use of forward-looking words such as “believe,” “expect,” “intend,” “plan,” “may,” “should” or “anticipate” or their negatives or other variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical or current matters. These forward-looking statements may be included in, but are not limited to, various filings made by Can-Fite with the U.S. Securities and Exchange Commission, press releases or oral statements made by or with the approval of one of Can-Fite’s authorized executive officers. Forward-looking statements relate to anticipated or expected events, activities, trends or results as of the date they are made. Because forward-looking statements relate to matters that have not yet occurred, these statements are inherently subject to risks and uncertainties that could cause Can-Fite’s actual results to differ materially from any future results expressed or implied by the forward-looking statements. Many factors could cause Can-Fite’s actual activities or results to differ materially from the activities and results anticipated in such forward-looking statements. Factors that could cause our actual results to differ materially from those expressed or implied in such forward-looking statements include, but are not limited to: our history of losses and needs for additional capital to fund our operations and our inability to obtain additional capital on acceptable terms, or at all; uncertainties of cash flows and inability to meet working capital needs; the initiation, timing, progress and results of our preclinical studies, clinical trials and other product candidate development efforts; our ability to advance our product candidates into clinical trials or to successfully complete our preclinical studies or clinical trials; our receipt of regulatory approvals for our product candidates, and the timing of other regulatory filings and approvals; the clinical development, commercialization and market acceptance of our product candidates; our ability to establish and maintain strategic partnerships and other corporate collaborations; the implementation of our business model and strategic plans for our business and product candidates; the scope of protection we are able to establish and maintain for intellectual property rights covering our product candidates and our ability to operate our business without infringing the intellectual property rights of others; competitive companies, technologies and our industry; statements as to the impact of the political and security situation in Israel on our business; and risks and other risk factors detailed in Can-Fite’s filings with the SEC and in its periodic filings with the TASE. In addition, Can-Fite operates in an industry sector where securities values are highly volatile and may be influenced by economic and other factors beyond its control. Can-Fite does not undertake any obligation to publicly update these forward-looking statements, whether as a result of new information, future events or otherwise.

Contact

Can-Fite BioPharma

Motti Farbstein

info@canfite.com

+972-3-9241114